Mail Stop 6010

March 6, 2006

Mr. Stephen Goss, President
Timberline Resources Corporation
36 West 16th Avenue
Spokane, Washington 99203

Re: Timberline Resources Corporation
Amendment No. 2 to Form 10-SB Registration Statement
File No. 0-51549

Dear Mr. Goss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2 – Summary of Significant Accounting Policies

Basic and Diluted Net Loss per Share

1. Refer to comment five and disclose the number of anti-dilutive shares underlying the warrants that are potentially dilutive in the future. If you determine such disclosure to be unnecessary, please explain.

Note 6 – Convertible Debt

2. In reference to your response to comment eight, please note that EITF 00-19 does not consider the probability of being able to deliver the number of share that would be required for the conversion of an instrument with no minimum conversion price, but the possibility that an insufficient number of shares would be available. Accordingly, we reissue prior comment eight. Once classified as liabilities, those instruments should be marked to market at each reporting date until the instrument triggering their reclassification ceases to exist. As it appears that the convertible feature of the debt issued on August 24, 2005 is a derivative liability, no beneficial conversion feature should be accounted for. Additionally, you should note that a variable share settled instrument that results in liability classification will impact the classification of previously issued instruments, such as warrants, as well as instruments issued in the future. Please refer to Section II.B.2. of Current Accounting and Disclosure Issues in the Division of Corporation Finance. You can find it at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Keira Ino at 202-824-5488 or James Atkinson at 202-942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-942-1864 or me at 202-942-1840 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

Cc: Thomas E. Boccieri, Esq.
          561 Schaefer Ave.
          Oradell, New Jersey 07649-2517